

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Mail Stop 4561

March 31, 2010

Eric L. Kelly, CEO
Overland Storage, Inc.
4820 Overland Ave.
San Diego, CA 92123

   Re: **Overland Storage, Inc.**
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed March 31, 2010
      File No. 000-22071

Dear Mr. Kelly:

   We have completed our review of your filing and have no further comments at this time on the specific issues raised.

            Sincerely,

            Maryse Mills-Apenteng
            Special Counsel

cc: <u>Via Facsimile (650) 473-2601</u>
   Paul Sieben, Esq.
   O'Melveny & Myers LLP